SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                            FORM ll-K



         Annual Report Pursuant to Section l5(d) of the Securities Exchange Act of 1934





             For the fiscal year ended June 30, 1996



                   Commission file number 1-12



       Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



               The Quaker Stock Bonus Savings Plan



Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                     The Quaker Oats Company
                        P.O. Box 049001
                   Chicago, Illinois 60604-9001

Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4.   Financial Statements and Exhibits

     (a)  Financial Statements

          The Quaker Stock Bonus Savings Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

     (b)  Exhibit

          Consent of Independent Public Accountants - Washington,
          Pittman & McKeever.


                           SIGNATURES


The  Plan.   Pursuant  to  the  requirements  of  the  Securities
Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                              The Quaker Stock Bonus Savings Plan
                                       (Name of Plan)


                              ROBERT C. PENZKOVER
                              (Robert C. Penzkover)
                              Director-Employee Benefits


                              DENNIS M. CORRY
                              (Dennis M. Corry)
                              Manager-Benefit Plans



Date: December 19, 1996


<PAGE 2>



                    Exhibit Index

Exhibit                                              Paper (P) or
Number              Description                     Electronic (E)

  (a)               The Quaker Stock Bonus                 E
                    Savings Plan Financial
                    Statements as of
                    June 30, 1996 and 1995

  (b)               Consent of Independent                 E
                    Public Accountants


<PAGE 3>


Exhibit (a)











                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                      FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995

           TOGETHER WITH INDEPENDENT AUDITOR'S REPORT




<PAGE 4>



                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  AS OF JUNE 30, 1996 AND 1995




                        TABLE OF CONTENTS





                                                    PAGE


INDEPENDENT AUDITOR'S REPORT                          6

STATEMENTS OF NET ASSETS AVAILABLE FOR
  BENEFITS                                           7-8

STATEMENTS OF CHANGES IN NET ASSETS
  AVAILABLE FOR BENEFITS                            9-10


NOTES TO FINANCIAL STATEMENTS                      11-16

SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES                                          17


SCHEDULE OF REPORTABLE TRANSACTIONS                 18

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS           19


<PAGE 5>











                  INDEPENDENT AUDITOR'S REPORT


To The Plan Committee of
The Quaker Stock Bonus Savings Plan
of The Quaker Oats Company

We have audited the accompanying Statements of Net Assets Available for Benefits of The Quaker Stock Bonus Savings Plan (the "Plan") as of June 30, 1996 and 1995, and the related Statements of Changes in Net Assets Available for Benefits for
the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   WASHINGTON, PITTMAN & McKEEVER

Chicago, Illinois
November 22, 1996


<PAGE 6>



                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1996

                             (dollars in thousands)

                                                     Union      Non-Union        Union        Non-Union
                                                  (Non-ESOP)     (ESOP)      (Non-Sch. E)   (Schedule E)       Non-
                                                 Stock Bonus   Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                                    Quaker       Quaker         Quaker         Quaker        Money          Money
                                          Total  Stock Fund    Stock Fund     Stock Fund     Stock Fund    Market Fund  Market Fund
ASSETS
The Quaker Oats Company common
 stock, at market (1,862,630
 shares, cost $52,398)                  $63,096      $7,775      $54,550         $ 771         $    -         $   -         $   -
Collective Short-Term
 Investment Fund                          1,170          52          163             1              -           167           787

          Total investments              64,266       7,827       54,713           772              -           167           787

Contributions receivable - Employee         307          36          258             -              -             2            11
Contributions receivable - Employer         179          28          151             -              -             -             -
Dividends and interest receivable           536          66          460             6              -             1             3

          Total assets                   65,288       7,957       55,582           778              -           170           801

LIABILITIES

Payable for Quaker stock purchased           89           2           87             -              -             -             -
Interfund (receivable) payable                -           -            1            (2)             -             -             1

          Total liabilities                  89           2           88            (2)             -             -             1

NET ASSETS AVAILABLE FOR BENEFITS       $65,199      $7,955      $55,494         $ 780         $    -         $ 170         $ 800

                See accompanying notes to financial statements.


<PAGE 7>

                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               AS OF JUNE 30, 1995

                             (dollars in thousands)



                                                     Union      Non-Union        Union        Non-Union
                                                  (Non-ESOP)     (ESOP)      (Non-Sch. E)   (Schedule E)       Non-
                                                 Stock Bonus   Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                                    Quaker       Quaker         Quaker         Quaker        Money          Money
                                          Total  Stock Fund     Stock Fund    Stock Fund     Stock Fund   Market Fund   Market Fund
ASSETS
The Quaker Oats Company common
 stock, at market (1,846,659
 shares, cost $50,388)                  $60,247     $7,921       $47,929       $1,084          $3,313         $  -        $  -
Collective Short-Term
 Investment Fund                          1,594         66           643           40               6          171         668

          Total investments              61,841      7,987        48,572        1,124           3,319          171         668

Contributions receivable - Employer         348        336            12            -               -            -           -
Dividends and interest receivable           528         69           417           10              29            -           3
Receivable for Quaker stock sold             15          -             -            5              10            -           -

          Total assets                   62,732      8,392        49,001        1,139           3,358          171         671

LIABILITIES

Due to Employee                             436        386            47            -               -            1           2
Due to other plans                           71          -             -           71               -            -           -
Interfund (receivable) payable                -         (8)          (21)          13             (13)          13          16

          Total liabilities                 507        378            26           84             (13)          14          18

NET ASSETS AVAILABLE FOR BENEFITS       $62,225     $8,014       $48,975       $1,055          $3,371         $157        $653

                  See accompanying notes to financial statements.

<PAGE 8>


                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1996

                             (dollars in thousands)


                                                     Union      Non-Union        Union        Non-Union
                                                  (Non-ESOP)     (ESOP)      (Non-Sch. E)   (Schedule E)       Non-
                                                 Stock Bonus   Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                                    Quaker       Quaker         Quaker         Quaker        Money          Money
                                          Total   Stock Fund    Stock Fund     Stock Fund     Stock Fund   Market Fund  Market Fund
Additions
Investment Income:
  Dividends                             $ 2,083     $  255       $ 1,803         $   25       $     -     $    -        $    -
  Interest                                   71          4            19              -             -          9            39

          Total investment income         2,154        259         1,822             25             -          9            39

Realized gain on The Quaker Oats
 Company common stock                     1,403        107           895            344            57          -             -
Unrealized gain (loss) on The Quaker
 Oats Company common stock                  839        100         2,820           (255)       (1,826)         -             -
Employee contributions                    7,091        822         6,006              -             -         43           220
Employer contributions                    2,358        316         2,042              -             -          -             -
Contributions from other plans               15          -            15              -             -          -             -
          Total additions                13,860      1,604        13,600            114        (1,769)        52           259


Deductions
Distributions to participants             9,094      1,189         7,026            595            76         50           158
Dividends to participants                 1,792          -         1,762              -            30          -             -
          Total deductions               10,886      1,189         8,788            595           106         50           158


Increase (decrease) in net assets         2,974        415         4,812           (481)       (1,875)         2           101

Net assets available for benefits,
 beginning of period                     62,225      8,014        48,975          1,055         3,371        157           653
Interfund transfers, net                      -       (474)        1,707            206        (1,496)        11            46

Net assets available for benefits,
 end of period                          $65,199     $7,955       $55,494         $  780       $     -     $  170        $  800

                 See accompanying notes to financial statements.


<PAGE 9>


                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEAR ENDED JUNE 30, 1995

                             (dollars in thousands)

                                                     Union      Non-Union        Union        Non-Union
                                                  (Non-ESOP)     (ESOP)      (Non-Sch. E)   (Schedule E)       Non-
                                                 Stock Bonus   Stock Bonus      PAYSOP         PAYSOP      Schedule E    Schedule E
                                                    Quaker       Quaker         Quaker         Quaker         Money         Money
                                          Total   Stock Fund    Stock Fund    Stock Fund     Stock Fund   Market Fund   Market Fund
Additions
Investment Income:
  Dividends                             $ 2,116    $    847       $ 1,113        $   107        $   49        $    -         $    -
  Interest                                   83          15            22              3             -            22             21

          Total investment income         2,199         862         1,135            110            49            22             21

Realized gain on The Quaker Oats
 Company common stock                     1,202          50           995             34           123             -              -
Unrealized (loss) gain on The Quaker
  Oats Company common stock              (5,352)     (8,036)        3,142         (1,470)        1,012             -              -
Employee contributions                    7,516       2,915         4,337              -             -           110            154
Employer contributions                    2,550       1,501         1,049              -             -             -              -
Contributions from other plans               44          14            26             (2)            2             4              -
          Total additions                 8,159      (2,694)       10,684         (1,328)        1,186           136            175

Deductions
Distributions to participants             8,377       1,114         6,870             48           144            50            151
Dividends to participants                 1,234           -         1,119              -           115             -              -
          Total deductions                9,611       1,114         7,989             48           259            50            151

(Decrease) increase in net assets        (1,452)     (3,808)        2,695         (1,376)          927            86             24

Net assets available for benefits,
  beginning of period                    63,677      42,415        15,677          3,491         1,389           500            205
Interfund transfers, net                      -     (30,593)       30,603         (1,060)        1,055          (429)           424

Net assets available for benefits,
  end of period                         $62,225    $  8,014       $48,975        $ 1,055        $3,371        $  157         $  653

                 See accompanying notes to financial statements.

<PAGE 10>



                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN

The   following   brief   description  of  The  Quaker   Stock   Bonus   Savings
Plan    (the   "Plan")   provides   only   general   information.    The    Plan
document should be referred to for the complete Plan provisions.

General

The Plan was adopted by The Quaker Oats Company (the "Company") and provides a program under which eligible employees may acquire an ownership interest in the Company and accumulate funds on a pretax basis for long-term retirement savings. The Plan is intended to qualify as a cash or deferred arrangement under
Section 401(K) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Effective   the   calendar   year  beginning   January   1,   1997,   the   Plan
year   end   will   change   from  June  30  to  December   31.    A   six-month
transition period from July 1, 1996 to December 31, 1996 will precede the start of the new calendar year cycle.

Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, The Northern Trust Company, is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets. The Plan's administrative committee has appointed Hewitt Associates as the Plan's record-keeper. The Company pays all expenses incurred by the Plan.

Eligibility

The   Plan   covers   those  employees  of  the  Company   who   were   included
in a group designated by the Board of Directors or the Executive Committee and have completed one year of service prior to the original effective date of the Plan. Under the current terms of the Plan, designated employees of the Company are eligible to participate in the Plan on the first day of the month following the date on which they complete one year of service.

Participants' Accounts

Participants   in   the   Plan  may  invest  in  the  Quaker   Stock   Fund   or
the Money Market Fund.

The Quaker Stock Fund invests in common stock of the Company. Effective June 1, 1994, a portion of the Plan was designated an
Employee    Stock   Ownership   Plan   ("ESOP"),   within   the    meaning    of
section   4975(e)(7)   of   the  Internal  Revenue  Code.    An   ESOP   account
is maintained for each participant included in a group listed on Schedule E of the Plan. Effective June 30, 1994, the Quaker Stock Sharing Plan ("PAYSOP") was merged into the Plan and the net assets of the PAYSOP were transferred into the Plan. Such assets transferred into the Plan were separately maintained as PAYSOP accounts until June 30, 1995, at which time the PAYSOP accounts were merged into the ESOP accounts. Those


<PAGE 11>


                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

participants who did not have ESOP accounts had their PAYSOP accounts converted into special ESOP subaccounts. A non-ESOP account is maintained for each participant, consisting of the portion of the participant's account that is not included in an ESOP or PAYSOP account.

The     Money     Market    Fund    invests    in    short-term     fixed-income
securities.

Contributions

The   Plan   allows   participants  to  contribute  one   to   fifteen   percent
of their earnings, depending upon their location, in whole percentage increments, to the Plan before Federal and most state withholding taxes are computed. Participants have the option to change their investment election once a month. Participants may elect to invest their contributions in either the Quaker Stock Fund or the Short-Term Investment (Money Market) Fund. The
Company contributes an additional 50% of a participant's contributions to the Quaker Stock Fund to a maximum of four percent of a participant's eligible earnings. Once a year, participants have the option to transfer all or a portion of their monies they have accumulated in the Short-Term Investment
Fund   to   the  Quaker  Stock  Fund  in  multiples  of  25%.   Once   a   year,
participants who are at least age 59 1/2 or who become totally and permanently disabled may transfer funds, in multiples of 25%, between the two funds.

Participants    may    contribute    to    the    Plan    any     portion     of
distributions    received    from    other    qualified    plans    when     the
contributions qualify as a tax-free roll-over.

Participants   may   elect   to   deposit   excess   funds   from   The   Quaker
Flex Plan to the Plan.

Generally,    all   contributions   are   not   subject   to   Federal    income
taxes    until   distributed   to   the   participant   or   the   participant's
beneficiary.

Distributions

All dividends received with respect to Company stock held on the record date a) in a participant's ESOP account, and b) in a participant's PAYSOP account, if the participant's group is listed on Schedule E of the Plan, are distributed to participants no later than 90 days after the end of the Plan year in which the dividends are received.

A participant may elect in writing to receive distribution of all or a portion of his account if he is at least age 59 1/2 or if he is totally and permanently disabled as determined by the Company with the advice of a medical doctor. Additionally, a participant may receive the portion of his account consisting of participant contributions (and, for those not listed on Schedule E, excluding any amounts that have been invested in the Quaker Stock Fund for less than two full Plan years after the year in which they were invested) in the event of a hardship. "Hardship" means when funds are required for purchasing or


<PAGE 12>

                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995


NOTE 1 - THE QUAKER STOCK BONUS SAVINGS PLAN (Continued)

making capital expenditures for a primary residence, financing the post-secondary education of a participant or the participant's family or alleviating an immediate and substantial financial hardship.

Effective June 1, 1994, a participant may elect to withdraw a portion of his ESOP or PAYSOP account if the participant: a) is an employee; b) has completed at least ten years of service since becoming a participant in the ESOP (including years of
participation  in  the  PAYSOP  prior  to  June  30,  1994);  and   c)   is   at
least age 55. Generally, the annual maximum amount subject to this election is 25% of the participant's account balance, reduced by any amounts previously distributed under this provision.

If   a   participant's   employment  with  the  Company   is   terminated,   the
Plan will distribute the account balance to the participant or the participant's beneficiary. A participant under age 55 at the time of termination of employment may elect to defer the lump-sum distribution or the start of installment payments until age 65. A participant age 55 or older may elect to defer the lump-sum distribution or the start of installment payments until age 70 1/2. If a participant terminates employment, attains age 65 in a Plan year, and no distribution or deferral election is received by the 15th day after the end of the Plan year, an automatic lump-sum distribution will be made. A participant may elect in writing to receive the distribution in one of the following ways:
(a) in a lump sum; or (b) in approximately equal annual installments over a chosen period. The period chosen, however, must be no longer than the participant's life expectancy when distributions begin as determined by Internal Revenue Service regulations. If the distribution is made through installment payments, a participant's remaining account balance will continue to be adjusted for investment gains or losses. If a participant's account value is $3,500 or less, an automatic lump-
sum distribution will be made as soon as practical after the end of the Plan year in which termination occurs.

The   Plan   may  be  terminated  at  any  time  by  action  of  the   Company's
Board   of   Directors.    In   the  event  of   the   Plan   termination,   the
value of the accounts determined as of the effective date of such termination shall be held for the benefit of participants, former participants or their beneficiaries.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles requires the Plan's
management    to    use   estimates   and   assumptions    that    affect    the
accompanying      financial     statements     and     disclosures.       Actual
results could differ from these estimates and assumptions.

The    accompanying   financial   statements   have   been   prepared   on   the
accrual    basis    of   accounting.    Interest   income   is    recorded    as
earned and dividend income is recorded as of the record date.


<PAGE 13>


                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995

                     (dollars in thousands)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation

Investments   are   included   in   the   accompanying   Statements    of    Net
Assets   Available   for   Benefits  at  fair   market   value.    Fair   market
value is based on published market prices.

Net   realized   and   unrealized  gains  and  losses   for   the   period   are
reflected   in   the   accompanying  Statement  of   Changes   in   Net   Assets
Available for Benefits. The net realized gain or loss on the investments sold is calculated as the difference between the proceeds received and the average cost of the investments. The net realized gain or loss on the distribution of investments is calculated as the difference between the fair market value on the date of distribution and the average cost of the investments. The net unrealized gain or loss is calculated as the difference between the fair market value of the investments less the cost of the investments at the end of the Plan year and the fair market value of the investments less the cost of the investments at the beginning of the Plan year.

Security   purchases   and   sales,  including   related   gains   and   losses,
are recognized on the transaction trade date. Brokerage commissions increase the cost or decrease the sale proceeds on the security transactions.


NOTE 3 - FEDERAL INCOME TAXES

The   Plan   obtained   its   latest  determination   letter   on   August  20,
1996,  in  which   the   Internal Revenue Service  stated  that  the  Plan,  as
then   designed, was    in    compliance    with  the  applicable  requirements
of the Internal   Revenue   Code.    The   Plan   administrator   believes  the
Plan is   currently   designed   and   being  operated   in   compliance   with
the applicable   requirements   of   the   Internal   Revenue Code.    The Plan
was   qualified  and  the  related  trust  was  tax-exempt  as   of   June   30,
l996.


NOTE 4 - REALIZED GAIN ON INVESTMENTS

The realized gain on Quaker stock was as follows:

                                                     Year Ended      Year Ended
                                                    June 30, 1996  June 30, 1995

Proceeds from the sale/distribution of Quaker stock   $  6,942        $  5,724
Less:  Cost of investments sold/distributed              5,539           4,522

REALIZED GAIN ON INVESTMENTS                          $  1,403        $  1,202


<PAGE 14>



                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995

                     (dollars in thousands)


NOTE 5 - UNREALIZED GAIN (LOSS) ON INVESTMENTS

The unrealized gain (loss) on Quaker stock was as follows:

                                           Year Ended         Year Ended
                                         June 30, 1996      June 30, 1995

Unrealized gain, beginning of year         $  9,859           $ 15,211
Unrealized gain (loss) during the year          839             (5,352)

UNREALIZED GAIN, END OF YEAR               $ 10,698           $  9,859


NOTE 6 - CURRENT VALUE GAIN (LOSS)

Based on the "Current Value" reporting requirements of the Department of Labor and the Internal Revenue Service instructions for Form 5500, the net realized gain (loss) on the investments sold is calculated as the difference between proceeds received and the fair market value of investments on the first day of the Plan year or the acquisition date if purchased during the Plan year. The net realized gain on the distribution of investments is calculated as the difference between fair market value of investments on the date of distribution and the fair market value of investments on the first day of the Plan year. The net unrealized gain (loss) is calculated as the difference between the fair market value of investments at the end of the Plan year and the fair market value at the beginning of the Plan year. The net realized gain (loss) and net unrealized gain (loss) were as follows:

                                              Year Ended        Year Ended
                                             June 30, 1996     June 30, 1995

Net realized gain (loss) on investments        $   247            $    (17)
Net unrealized gain (loss) on investments        1,995              (4,133)

Net gain (loss) in fair value of investments   $ 2,242            $ (4,150)



NOTE 7 - QUAKER COMMON STOCK SPLIT-UP

In fiscal 1995, Quaker shareholders of record received an additional share of common stock for each share held, pursuant to a two-for-one stock split-up approved by the Board of Directors. The number of Quaker common stock shares has been retroactively restated.


<PAGE 15>

                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

                  AS OF JUNE 30, 1996 AND 1995

                     (dollars in thousands)


NOTE  8  -  RECONCILIATION  OF THE FORM  5500  TO  THE  FINANCIAL STATEMENTS

The following is a reconciliation of net assets available for benefits per the Form 5500 to the financial statements as of June 30:

                                                            1996        1995

Net  assets available for benefits per the Form 5500      $63,928     $58,403
Add:   Distributions payable to participants                1,271       3,822

NET  ASSETS AVAILABLE FOR BENEFITS  PER
 THE FINANCIAL STATEMENTS                                 $65,199     $62,225

The   following   is  a  reconciliation  of  benefits   paid   to participants
per the Form 5500 to the financial statements:

                                                    Year Ended       Year Ended
                                                   June 30, 1996   June 30, 1995

Distributions to participants per the Form 5500        $6,543           $11,722
Add:   Distributions payable, beginning of year         3,822               477
Less:  Distributions payable,  end  of year             1,271             3,822

DISTRIBUTIONS TO PARTICIPANTS PER THE
 FINANCIAL STATEMENTS                                  $9,094           $ 8,377


<PAGE 16>


                     THE QUAKER OATS COMPANY

               THE QUAKER STOCK BONUS SAVINGS PLAN

FORM 5500 ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       AS OF JUNE 30, 1996

                     (dollars in thousands)





                                                                         Market
Description                                Number of Shares     Cost      Value


The Quaker Oats Company Common Stock *         1,862,630      $52,398   $63,096

Collective Short-Term Investment Fund                           1,170     1,170

Total Investments                                             $53,568   $64,266






*  Identifies a party-in-interest to the Plan.


<PAGE 17>



                             THE QUAKER OATS COMPANY

                       THE QUAKER STOCK BONUS SAVINGS PLAN

            FORM 5500 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1996

                             (dollars in thousands)




                                                Purchase                             Sale                          Current     Net
Description of Security                   Price    # of Trades       Price      # of Trades    Cost of Security     Value     Gain
The Quaker Oats Company Common Stock    $ 7,550        64          $ 2,903           41            $ 2,340         $10,453   $ 563



<PAGE 18>
